PetMed Express, Inc.

1441 S.W. 29th Avenue

Pompano Beach, Florida 33069

Telephone (954) 979-5995

August 7, 2009

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Jeffrey Riedler

Jennifer Riegel

Suzanne Hayes

Re:

PetMed Express, Inc. (the “Company”)

Form 10-K for the Year Ended March 31, 2008

Filed June 3, 2008

File No. 000-28827

Ladies and Gentlemen:

Reference is made to the staff’s comments under cover of its letter dated July 17, 2009 on the above-referenced filing.  Set forth below please find the Company's responses to the staff’s comments.  For the staff’s convenience, the staff’s comments are set forth in italics before each response:

Form 10-K filed on June 3, 2008

Definitive Proxy Statement filed June 19, 2009

Compensation Discussion and Analysis, page 15

1.

According to your response to prior comment 2 and your disclosure in your definitive proxy statement filed June 19, 2009, it appears that for your proxy statement for your 2009 annual meeting you are only providing disclosure of your performance goals achieved during your fiscal year ended March 31, 2008.  These performance goals are used to determine all of your CFO’s compensation, including his increase in base salary, restricted stock award and annual bonus.  For base salary only, it appears to be appropriate to disclose information regarding the performance goals for your fiscal year ended March 31, 2008 in order to show how you established the CFO’s base salary for the fiscal year ended March 31,2009.  However, it appears the CFO’s restricted stock award and annual bonus disclosed in your 2009 proxy statement should be based on performance in the fiscal year ended March 31, 2009 and that you have disclosed the stock award and bonus earned in the fiscal year ended March 31, 2008.  Generally, a bonus or restricted stock award that is based on fiscal year end performance goals is earned in the year in which the performance is completed.  Item 402(a)(2) of Regulation S-K requires disclosure of all compensation awarded to, earned by, or paid to the named executive officers for the respective fiscal year.  Please confirm that in your 2010 proxy statement you will

•

Disclose in your Compensation Discussion and Analysis the relevant performance goals used in establishing your CFO’s restricted stock award and annual bonus for performance in the fiscal year ended March 31, 2010; and

•

Include the restricted stock award and annual bonus based on performance in the fiscal year ended March 31, 2010 in your Summary Compensation and Grants of Plan-Based Awards Tables.

United States Securities and Exchange Commission

August 7, 2009

RESPONSE:  We acknowledge the staff’s comment and, as requested, our 2010 Proxy Statement will disclose in the Compensation Discussion and Analysis the relevant performance goals used in establishing our CFO’s restricted stock award, if any, and annual bonus, if any, for performance in the fiscal year ended March 31, 2010, and will include the restricted stock award, if any, and annual bonus, if any, based on performance in the fiscal year ended March 31, 2010 in the Summary Compensation and Grants of Plan-Based Awards Tables.

2.

Additionally, it is unclear whether your compensation tables disclose your CFO’s bonus earned during the year ended March 31, 2009 or if you have included the bonus paid during 2009 for performance during the year ended March 31, 2008.  If this bonus was earned during the year ended March 31, 2008, please provide draft disclosure of your Summary Compensation Table for your next proxy statement which provides the compensation earned during the years ended March 31, 2008, March 31, 2009 and March 31, 2010.  Going forward, your proxy statement should disclose the compensation earned in your most recent ended fiscal year.

RESPONSE: The data provided in the compensation table is accurate.  However, we noted that it would be best to clarify when the bonus is determined, earned and paid, to avoid any future confusion.  Below is a paragraph from our 2009 Proxy Statement, page 20.  The Company will make sure this disclosure is updated and made in future proxy filings.  Any revisions will be crossed out or underlined:

Also, the annual bonus is based on a company-wide goal determined by management.  A minimum bonus is determined and the bonus pool can increase depending on exceeding the goal.  This bonus pool is then distributed to all employees, except for the Chief Executive Officer.  The distribution amount is based on position and time of service.  For ~~Fiscal 2008~~ Fiscal 2009, the bonus was based on the Company’s reorder sales as a percentage of prior period’s total sales.  The criteria for the annual bonus were communicated to all employees in December 2007, and the bonus is earned during the period of December 2007 until November 2008 (bonus earning period.  The bonus pool was established at $25,000, the prior year’s total bonus, and for every 1% in excess of the 80% goal an additional $5,000 was added to the total bonus pool.  For ~~Fiscal 2008~~the bonus earning period, the Company’s reorder sales as a percentage of prior period’s total sales ~~were~~ was 83%.  Therefore, the total bonus pool paid for ~~Fiscal 2008~~ Fiscal 2009 was $40,000, which was shared with all employees, except for the CEO.  There was no minimum bonus established for our CFO.  His bonus is based on the same criteria, listed above, as is used to determine the bonuses for all eligible employees, specifically, proportionally based on each eligible employee’s years of service and annual compensation.

We trust the foregoing sufficiently responds to the staff’s comment.

Sincerely,

/s/ Bruce S. Rosenbloom
Bruce S. Rosenbloom
Chief Financial Officer

Cc:  Roxanne K. Beilly, Esq.